SECOND AMENDMENT TO

CERTIFICATE OF DESIGNATIONS,

PREFERENCES, AND RIGHTS OF

SERIES A CONVERTIBLE PREFERRED STOCK OF

SOMERSET INTERNATIONAL GROUP, INC.

Somerset International Group, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (hereinafter the “Corporation”), DOES HEREBY CERTIFY as follows:

Pursuant to authority conferred upon the Board of Directors by the express terms of a duly filed Certificate of Designations setting forth the preferences and rights of the Series A Convertible Preferred Stock of the Corporation; and

The Corporation having received the written consents of the record owners of not less than fifty-one (51%) percent of the outstanding shares of Series A Redeemable Convertible Preferred Stock authorizing the changes to the Certificate of Designations as set forth in the a resolution which was duly adopted and made effective as of September 30, 2006, as follows:

RESOLVED: That pursuant to the authority vested in the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation and in accordance with Paragraph 6 of the Certificate of Designations filed in the Office of the Delaware Secretary of State on March 11, 2005 (the “Certificate of Designations”), the following paragraphs of the said Certificate of Designations are amended to read as follows:

4.1 Conversion Rate and Other Definitions. The number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock shall be determined according to the following formula (the "Conversion Rate"):

Conversion Amount Conversion Price

For purposes of this Certificate of Designations, the following terms shall have the following meanings:

"Conversion Amount" means, as to each share of Series A Preferred Stock, One Dollar ($1.00).

"Conversion Price" shall mean forty ($.40) cents if conversion occurs within 12 months of the filing of this Amendment; sixty ($.60) cents if conversion occurs between 12 months and 24 months; or eighty ($.80) cents thereafter, such amounts to be adjusted from time to time in accordance with Section 4.5.

5.1.1 Elimination of Scheduled Redemptions, Upon the happening of either of the trigger events set forth in Section 5.1.2 and Section 5.1.3, the Corporation shall no longer be required to redeem the Series A Convertible Preferred Stock as set forth in Section 5.1.

5.1.2 Acquisition by Secure Systems, The Corporation shall have caused an acquisition to be completed by Secure Systems, either through merger, consolidation, or as a subsidiary of Secure Systems, of any company having annual operating revenues in excess of $2.0 million dollars.

5.1.3 Acquisition by the Corporation, The Corporation shall have acquired, either through merger, consolidation, or as a subsidiary, any company having annual operating revenues in excess of $5.0 million dollars.

FURTHER RESOLVED: In all other respects, the terms of the preferences, powers, designations and other special rights granted to the Series A Preferred Stock as set forth in the Certificate of Designations filed on March 11, 2005, as modified by the duly authorized First Amendment to the Certificate of Designations filed on January 19, 2006, shall remain unchanged and as then stated.

IN WITNESS WHEREOF, John X. Adiletta, President and Chief Executive Officer of the Corporation, under penalties of perjury, does hereby declare and certify that this is the act and deed of the Corporation and the facts stated herein are true and accordingly has signed this Amendment to Certificate of Designations as of this 30~ day of September, 2006.

John X. Adiletta, CEO

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